UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-38814

POSITIVE PHYSICIANS HOLDINGS, INC.

(Exact name of registrant as speciﬁed in its charter)

100 Berwyn Park, Suite 220, 850 Cassatt Road, Berwyn, PA  19312   (888) 335-5335

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁ le reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁ le reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 100

__________________________________________________________________________________________________

Pursuant to the requirements of the Securities Exchange Act of 1934, Positive Physicians Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 14, 2020	By:	/s/ Donovan C. Augustin
		Name:	Donovan C. Augustin
		Title:	Chief Financial Officer